Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

April 1, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Dietrich King
Sondra Snyder
Jennifer Thompson

Re:	Abengoa Yield Limited
Confidential Draft Registration Statement on Form F-1
CIK No. 0001601072, originally submitted on February 28, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and Regulation S-T thereunder, Abengoa Yield plc, a public limited company organized under the laws of England and Wales (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the letter to the Company, dated March 28, 2014, from the staff (the “Staff”) of the SEC. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold text). For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form F-1 submitted to the SEC on February 28, 2014 (the “Draft Registration Statement”). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company advises the Staff that at this time neither it, nor anyone on its behalf, has distributed written communications to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s offering has prepared, published or distributed research reports about the Company. The Company further advises the Staff that, if any such communications are used or reports are published, it will supplementally provide the same to the Staff.

2. Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

Response:

The Company confirms that it will provide all omitted information not subject to Rule 430A in a subsequent pre-effective amendment to the Registration Statement when such information is available. Additionally, the Company will allow the Staff adequate time to review the Company’s complete disclosure. The Company also acknowledges that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering range, or the number of shares to be offered on the cover.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:

The Company confirms that prior to the effectiveness of the Registration Statement, the Company will arrange to have FINRA call you or the Company will provide you with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

4. Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

Response:

The Company does not intend to include any artwork in the Prospectus.

Presentation of Industry and Market Data, page 4

5. We note your disclosure “We believe that these industry publications, survey and forecast are reliable but we have not independently verified them, and there can be no assurance as to the accuracy or completeness of the included information.” We note similar disclaimer language in the last sentence on page 5. Please be advised that notwithstanding the inclusion of this language under the federal securities laws you are responsible for all information contained within your registration statement. Please confirm your understanding in this regard.

Response:

The Company acknowledges the Staff’s comment and confirms its understanding that it is responsible for all information contained in the Registration Statement.

Summary, page 8

6. Please tell us what consideration you gave to including a diagram that shows your organizational structure, particularly your relationship with Abengoa and the entities that will hold your assets.

Response:

In response to the Staff’s comment, the Company has added a diagram on page 24 of the Prospectus that shows its organizational structure, including its relationship with Abengoa and the entities that will hold its assets.

7. Please refer to footnote 1 to your tabular overview of current assets. Please revise your footnote to clarify what portion of Solana’s dividends and taxable losses is allocable to you and what portion is allocable to Liberty Interactive Corporation as this is unclear from your current disclosure. Alternatively, you may provide a reference to where this information is presented elsewhere in your document. Please also apply this comment to the similar table presented in Note 1 to your audited combined financial statements.

Response:

In response to the Staff’s comment, the Company has added disclosure in Note 1 to the audited combined financial statements on page F-11 of the Prospectus and has included a cross-reference to Note 1 to the audited financial statements on pages 11, 124 and 132 of the Prospectus.

8. Please refer to your disclosures under the heading “Electric Transmission” on page 12. You currently disclose that Quadra 1 and Quadra 2 are expected to reach COD in March 2014, which implies that they had not yet reached COD at the time that you filed this Form F-1. However, your tabular overview of current assets on page 11 indicates that these assets are in operation. Please tell us whether these assets have entered operations, and revise your disclosures as necessary for consistency when describing the status of these assets.

Response:

Quadra 2 reached COD on March 7, 2014. The Company expects Quadra 1 to reach COD in April 2014. The Company has revised the disclosure on pages 11-12, 124-125 and 142 of the Prospectus. We will update the Prospectus when Quadra 1 reaches COD.

About Abengoa Yield, page 8

9. We note your initial geographic focus will be on countries in North America, South America and Europe. Please clarify whether you expect to expand your geographic scope beyond these regions in the future. In addition, in your discussion of the ROFO agreement, please specify the “other regions” you refer to at the bottom of page 8.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 121 of the Prospectus.

10. We note your description of your assets. Please balance your disclosure by adding a description of your liabilities, such as the project-level debt, which in the aggregate stood at approximately $2.895 billion as of December 31, 2013.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 8, 26 and 121 of the Prospectus.

Purpose of Abengoa Yield, page 9

11. Please clarify the statement in the fourth bullet regarding “enhanced visibility to the value inherent in Abengoa’s long-term contracted concessions portfolio” and explain why it enhances value for shareholders.

Response:

In response to the Staff’s comment, the Company has removed this statement from the Prospectus.

Current Operations, page 9

12. Please clarify why you are purchasing this particular portfolio of assets from Abengoa, as opposed to other assets.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 10 and 122 of the Prospectus.

Our Growth Strategy, page 13

13. Please revise your disclosure to emphasize that there is no certainty as to when Abengoa may offer assets to you or as to which, if any assets may be offered. In addition, please clarify that you and Abengoa may have different interests and, as a result, Abengoa may decline to offer acquisition opportunities to you.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 13 and 125 of the Prospectus.

14. Regarding the projects that you expect Abengoa to propose to you for evaluation for acquisition in 2015 and 2016, please provide a brief explanation as to why you expect that these will be the projects proposed.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 14 and 126 of the Prospectus.

Our Business Strategy, page 18

Increase cash available to grow our dividend per share…, page 18

15. We note your statement that “this offering” will provide you with “access to capital.” Please clarify this statement to acknowledge that you will receive from the net proceeds of this offering only $10 million, with the balance of the net proceeds going to Abengoa, as part of the consideration paid to Abengoa in connection with the Asset Transfer.

Response:

The reference in the Prospectus to “access to capital” is intended to indicate the ability to raise capital in the future as a result of having a publicly-traded stock. In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 128 of the Prospectus.

Enjoy a shareholder-oriented financial strategy, page 19

16. Here and elsewhere in the prospectus, you refer to Abengoa as your “main” shareholder. Please clarify what you mean by this term (e.g., largest shareholder, controlling shareholder, etc.).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Prospectus and elsewhere throughout the Prospectus to refer to Abengoa as its “controlling shareholder.”

Our Competitive Strengths, page 19

Stable and predictable long-term U.S. and international cash flows with attractive tax profiles, page 19

17. Please clarify why you believe your tax profile is attractive to investors. In addition, please emphasize, if true, that the attractiveness is attributable to your tax assets (e.g., your NOLs) and not to any inherent tax-favorable characteristics associated with your form of organization, as contrasted, for example, with a U.S. limited partnership, or place of organization. Finally, please add a cross-reference to your NOL risk factor disclosure on pages 59 and 60.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19-20 and 129 of the Prospectus.

Material Tax Considerations, page 24

18. Please briefly address the material risks associated with your tax assets, and please add a cross-reference to your NOL risk factor disclosure on pages 59 and 60.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 25 of the Prospectus.

Risks Associated with Our Business, page 25

19. We note the bullet regarding the risks that you might be unable to satisfy financial and other covenants in your existing or future indebtedness. Please expand your disclosure in this subsection to specify the amount of your indebtedness as of the date of your latest balance sheet and to address briefly the other material risks related your indebtedness. In this regard, we note your risk factor disclosure about risks related to your indebtedness beginning on page 48.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 26 of the Prospectus.

20. We note the bullet regarding the risk that your relationship with Abengoa may delay or prevent a change in control or discourage a tender offer. Please expand your disclosure in this subsection to address briefly the other material risks related your relationship with Abengoa. In this regard, we note your risk factor disclosure about risks related to your relationship with Abengoa beginning on page 51.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 27 of the Prospectus.

Risk Factors, page 35

We rely on certain regulations, subsidies and tax incentives that may be changed or legally challenged, page 38

21. During the course of our review, please update this risk factor as necessary to reflect legal or regulatory changes that would or could have a material impact.

Response:

The Company acknowledges the Staff’s comment and will update this risk factor as necessary.

Our business will suffer if we or Abengoa, as supplier of services through our Executive Services Agreement, do not retain our senior management and key employees or if we do not attract and retain other highly skilled employees, page 44

22. Please identify the key personnel upon whom you will depend. Also please expand your disclosure to make this risk more specific to your company and explain why you face this risk. Finally, please specify the duration of the interim period during which you will rely on Abengoa management.

Response:

The Company has, upon further reflection, deleted this risk factor from the Prospectus.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware, page 58

23. Please tell us what consideration you gave to providing a risk factor addressing the risk that shareholders may be subject to a capital call. In this regard, we note your disclosure on page 187.

Response:

The risk that shareholders may be subject to a capital call exists only to the extent that any amount of the nominal value of the shares or any share premium is not fully paid. As part of the initial public offering, the nominal value and share premium of all shares will be fully paid. Whether future issuances are fully paid is entirely within the control of the Company, as is the issuance of a capital call were shares to be issued that were not fully paid. The Company has no intention of issuing shares that are not fully paid or of issuing a capital call and accordingly views the risk as too remote to merit a risk factor.

Please also refer to our response to Comment 41 below. The Company has revised the disclosure on page 191 of the Prospectus to clarify the circumstances in which directors may make a capital call.

Cash Dividend Policy, page 62

24. Please revise to also provide your historical cash available for distribution on an aggregate and per share basis for your last fiscal year ended December 31, 2013 and, if applicable, for the last twelve months preceding your latest interim balance sheet date. If the gap between this historical information and your forecasted cash available for distribution exceeds a three month period, please disclose whether there is anything in the gap period that is expected to differ materially from what is presented in your forecasted cash available for distribution.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 66 of the Prospectus.

Cash Dividend Policy, page 62

Our Cash Dividend Policy, page 62

25. We note that your cash dividend policy appears similar in many respects to the cash dividend policies of U.S. limited partnerships (MLPs). To assist us and your investors in better understanding the differences between your company and these MLPs, with a view toward disclosure, please respond to the following:

•	Please tell us whether your targeted cash available for distribution payout ratio of 90% or your initial quarterly dividend of $0.2592 is contemplated in any of your governing documents.

•

You indicate that dividends will be based on cash generated by your operations less reserves for the prudent conduct of your business and for future cash dividends to your shareholders. Please tell us whether this or a similar calculation detailing the reasons for which cash may or may not be withheld from dividends is contemplated in any of your governing documents. If not, please better explain why you think management would continue in the future to use this methodology to calculate the cash available for dividends, and clearly indicate the process by which management may change its methodology for calculating the cash available for dividends or decide to stop paying dividends altogether.

Response:

The Company’s cash dividend policy, which includes the Company’s targeted cash available for distribution payout ratio of 90%, its initial quarterly dividend of $0.2592 and its methodology for calculating the cash available for dividends, is not set out in the Company’s articles of association, which is the Company’s governing document. Under the Company’s articles of association, the directors (or any authorized committee) may from time to time announce and pay quarterly dividends. In addition, the Company may by ordinary resolution of its shareholders declare final dividends, but no such dividend may exceed the amount recommended by the directors. The board of directors of the Company will adopt a resolution prior to the consummation of the offering in which the cash dividend policy will be reflected.

As indicated in the section titled “Risks Regarding Our Cash Dividend Policy” on page 64 of the Prospectus, following the consummation of the offering, the Company intends to maintain its initial quarterly dividend and to grow its business and increase its dividend per share over time. However, the Company’s cash dividend policy is subject to the risks and uncertainties set forth in such section.

In response to the Staff’s comment, the Company has added disclosure on page 63 of the Prospectus to the effect that the board of directors may change the cash dividend policy at any time.

Risks Regarding Our Cash Dividend Policy, page 64

26. We note from your disclosures on pages 127 through 140 that substantially all of your various subsidiaries have project level debt agreements which limit the frequency of permitted cash distributions to you to semi-annual or annual payments, or which is subject to debt service coverage ratios, or both. Please expand your disclosures to provide a brief discussion of these restrictions, including whether or not your subsidiaries met the requirements in these agreements to be able to distribute cash to you at December 31, 2013. If any of your subsidiaries did not meet such requirements at December 31, 2013, please disclose that fact along with the reasons why such requirements were not met and your expectations regarding whether and when the subsidiaries are expected to meet such requirements in the future. In addition, please consider expanding your disclosure to discuss the potential impact of the semi-annual or annual receipt of cash distributions from your subsidiaries on your ability to pay quarterly cash dividends to your shareholders.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 66 of the Prospectus. The Company believes the timing issues arising from limitations on dividends in project finance agreements are fully taken account of in the forecast of cash available for distribution and do not pose a significant risk to dividends to be paid by the Company in the future.

Assumptions and Considerations, page 69

27. Once you provide the calculation of cash available for distribution for your historical periods, please revise your assumptions and considerations for the forecasted periods, as necessary, to explain any significant differences for the various line items seen on your forecast of cash available for distribution as compared to the amounts presented for the historical periods.

Response:

The Company does not believe any revision of its assumptions and considerations for the forecasted period is necessitated by its calculations of cash available for distribution for its historical periods. We note that the assumptions and considerations contain explanations of significant differences for many line items shown on the forecast as compared to the amounts presented in the historical financial statements for the historical periods.

28. Considering that you expect cash available for distribution to increase by more than 60% from June 30, 2015 to June 30, 2016, your explanation of the assumptions underlying this increase appear overly vague. In this regard, we note that your explanation generally consists of a statement that it is related to a full 12 months of generation from Mojave. Considering that Mojave is only one of 11 assets that you will be operating during the 12 month period ended June 30, 2016, it is unclear from your current disclosures why Mojave would account for such a disproportionate increase in your cash available for distribution. Please revise your assumptions and considerations to be more specific about the underlying causes behind the significant increase in forecasted cash available for distribution.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 66 of the Prospectus.

29. Please refer to your discussion of asset assumptions on page 71. You indicate that the agreements for your renewable energy assets and your transmission lines assets are fixed price agreements. However, you do not make a similar disclosure for your conventional power asset. Please confirm our assumption that your agreement with Pemex is not a fixed price agreement. If our assumption is correct, please revise your disclosures to better explain how you estimated the future revenues related to this asset. Additionally, please explain to us why you believe the cash flows from this asset are stable enough to make a two year forecast meaningful.

Response:

The agreement with Pemex is a fixed-price agreement, which the Company believes results in cash flows sufficiently stable to support the forecast included. The Company has revised the disclosure on page 72 of the Prospectus to clarify this fact.

30. We note your disclosure on page 72 under the heading “Capital Expenditures” that your maintenance capital and operating expenditures are expected to be minimal since they are generally limited by O&M agreements. However, you also disclose in the sixth paragraph on page 62 that you set your initial quarterly dividend after considering the cash available for distribution you expect your projects will be able to generate, less reserves for the prudent conduct of your business including among other things, unplanned capital expenditures. Please tell us and disclose why your forecasts of cash available for distribution do not reflect any amounts reserved for these types of items, or revise your forecasts, as appropriate.

Response:

In response to the Staff’s comment, the Company has deleted the disclosure from the sixth paragraph of page 62 of the Draft Registration Statement with respect to unplanned capital expenditures.

31. In addition, we do not see where you have included any reserves for growth capital expenditures in your forecasts of cash available for distribution. If, consistent with your disclosures on pages 64 and 65, you expect to fund growth capital expenditures through external financing sources, please make this clear in your disclosures on page 72 under the heading “Capital Expenditures.”

Response:

In response to the Staff’s comment, the Company has added disclosure on page 73 of the Prospectus.

Unaudited Pro Forma Combined Financial Information, page 77

32. We note the column in your pro forma financial statements titled “Pro forma adjustment for Mojave consolidation.” Please explain to us in reasonable detail why you are adjusting your equity method balances for Mojave as if it were fully consolidated as of December 31, 2013. The underlying reasons for and benefits from this presentation are unclear to us given that this is a partially constructed asset.

Response:

The Company has included a pro forma adjustment to reflect the Mojave asset as if it were fully consolidated in accordance with Rule 11-01(a)(8) of Regulation S-X. The entry into operation of Mojave is a probable event, as it is expected to achieve COD in the fourth quarter of 2014. Given that its entry into operation will trigger the full consolidation of Mojave, as explained on page F-14, the Company believes it is useful to provide a balance sheet as of December 31, 2013 as if Mojave had been fully consolidated as this event will have a significant impact on the total assets and the financial position of the Company. The Company has added disclosure on page 78 of the Prospectus to clarify that this event is considered to be a probable event for which disclosure of pro forma financial information is material to investors.

33. We remind that you that the transactions depicted in your pro forma financial statements must be objectively determinable and factually supportable. Please confirm our assumption that you have written agreements in which Abengoa has committed to transfer to you 1) the assets represented by your combined predecessor financial statements, 2) the transfer of the preferred equity investment in ACBH, and 3) the items depicted in the column labeled “Pro forma adjustments for repayments.” If you do not have written agreements supporting these transactions, please explain to us in reasonable detail how you determined these events were appropriate to present in your pro forma financial statements based on the guidance in Article 11 of Regulation S-X.

Response:

The Company believes the transactions depicted in its pro forma financial statements meet the requirements of Article 11, including the requirement of factual supportability.

The Company confirms that it has signed a memorandum of understanding with Abengoa according to which, between pricing and closing of the offering, Abengoa will transfer, in exchange for a combination of a capital contribution and debt, the following assets to Abengoa Yield:

1)	the assets included in its predecessor combined financial statements,

2)	the preferred equity investment in ACBH, and

3)	the account receivable in debt with related parties related to Solaben 2, Solaben 3 and ATS.

In addition, the Company confirms the purchase of all interests in ACT held by General Electric has been consummated and that debt with related parties not contemplated in the memorandum of understanding with Abengoa was already capitalized on February 27, 2014.

34. Please disclose here and in your historical predecessor financial statements whether you intend to elect to account for transactions between entities which are under common control using the acquisition method or using the predecessor value with differences between the consideration given and the aggregate book values of the assets and liabilities of the acquired entities as of the date of the transaction reflected as an adjustment to equity. Please note that the same methodology should be applied to the Asset Transfer contemplated by this offering and future asset transfers from Abengoa. If you elect to account for transactions between entities under common control using the predecessor value method, please tell us why you have not presented pro forma income statements for all periods presented in your historical financial statements. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

Response:

The Company has revised its Unaudited Pro Forma Combined Financial Information section on page 78 of the Prospectus and its historical predecessor financial statements on page F-10 of the Prospectus to disclose that it has elected to account for the “Asset Transfer” using the predecessor values, given that these will be transactions between entities under common control. Any difference between the consideration given and the aggregate book values of the assets and liabilities of the acquired entities as of the date of the transfers will be reflected as an adjustment to equity.

In response to the Staff’s comment, the Company has presented pro forma income statements for all periods presented in its historical financial statements.

35. We note your disclosures on page 23 and under Use of Proceeds on page 61 that upon consummation of this offering you will distribute all of the cash from this offering except $10 million and will issue shares of your common stock to Abengoa as the consideration paid to Abengoa in connection with the Asset Transfer described on pages 22 and 23. Please tell us whether you have written agreements with Abengoa detailing the consideration you will pay for the Asset Transfer. If so, please revise your pro forma financial statements to reflect payments to be made to Abengoa in cash and shares for the acquisition or transfer of the assets to be included in your financial statements pursuant to the Asset Transfer.

Response:

As discussed in the Company’s response to Comment 33, the Company has signed a memorandum of understanding with Abengoa according to which, between the pricing and closing of the offering, Abengoa will transfer the assets described in Asset Transfer on pages 22-24 of the Prospectus to Abengoa Yield in exchange for a combination of a capital contribution and debt. As of today, the memorandum of understanding does not detail the consideration to be paid to Abengoa for the Asset Transfer, as this amount will be determined by the pricing of this offering. All the proceeds of this offering, except for U.S. $10 million, will be used to repay the debt with Abengoa arising from the Asset Transfer (the “Debt”). This Debt arises when the assets are transferred to Abengoa Yield and will be cancelled with the proceeds of this offering. As a result, the Debt is transitory and will only exist between the pricing and closing dates of the offering. The Debt did not exist as of December 31, 2013 and therefore is not recorded in the combined financial statements and, as such, its repayment does not need to be shown as a Pro Forma adjustment. The Pro Forma Combined Statement of Financial Position shows the expected financial situation of the Company after the consummation of the offering, except for US $10 million which will not be used to repay debt and which have not been included as a pro forma adjustment because they are proceeds related to this offering.

In addition, the assets that will be transferred to Abengoa Yield upon the Asset Transfer will be recorded in Abengoa Yield’s financial statements using the predecessor book value method, given that the Asset Transfer is a transaction between entities which are under common control. As a result, the values of the assets recorded in the combined financial statements have not been adjusted to prepare the Pro Forma combined financial information.

36. We note your disclosure on page F-11 that your operating expenses include certain general and administrative costs for services provided by Abengoa and allocated to your predecessor. We also note that your future general and administrative expenses will be comprised primarily of the fees you will pay Abengoa under the Support Services and Executive Services Agreements. Please address the following comments:

•

Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please disclose here and within your financial statement footnotes, if practicable, management’s estimate of what your expenses would have been on a stand-alone basis. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See SAB Topic 1.B.1.

•

We note you have not made any pro forma adjustments to general and administrative expenses related to the fees you expect to pay to Abengoa under the Support Services and Executive Services Agreements. Since these payments will be made on a continuing basis, are directly attributable to the underlying transactions and will result from formal agreements, please tell us why you did not make any pro forma adjustments for these fees. In doing so, please explain whether you expect these fees to be materially different than your historical general and administrative expenses. Please also disclose whether you anticipate that going forward these fees will reflect all costs of doing business or if additional allocations of costs from Abengoa will be necessary under SAB Topic 1.B.1.

Response:

The Company respectfully advises the staff that it was not practicable to estimate what its expenses would have been on an standalone basis. The estimate of the costs allocated in its combined financial statements is based on the fees payable under the Support Services and Executive Services Agreements in the future less the estimate of costs attributable to being a public company. The Company has revised its disclosure on page F-41 accordingly.

The Company also respectfully informs the Staff that the estimate of general and administrative expenses related to the fees that would have been paid to Abengoa under the Support Services and Executive Services Agreements in 2013 are equal in amount to the costs allocated to the historical combined financial statements referred to above. Allocated costs amounted to $3.5 million for the year ended December 31, 2013, as disclosed on page 95 of the Prospectus. In the future, the Company expects to pay to Abengoa $4.5 million under the Support Services and Executive Services Agreements, which includes costs/services associated to being a public company. Such fees reflect all costs of doing business and no additional allocations of costs are expected. As the Company was not a public company in 2013, the Company thinks those additional costs do not need to be adjusted in the pro forma combined income statement for the year ended December 31, 2013. The Company has clarified this on pages F-11 and F-41 of the Prospectus.

Selected Financial Information, page 81

37. Please revise to also provide pro forma selected financial data and pro forma earnings per common share, as we believe this information is useful to your investors.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 85-87 of the Prospectus.

Industry and Market Opportunity, page 109

38. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“According to Promexico, Mexico had more than 63 GW of installed conventional power capacity in 2012.” Page 17.

•	“Overall energy demand is expected to increase by 1.2% per year from 2010 through 2035, while fossil-based energy sources are expected to become scarcer.” Page 109.

•

The statements attributed to the World Energy Outlook on page 109, the International Energy Association on page 109, Bloomberg’s Global Renewable Energy Market Outlook on pages 15 and 109 and BP Statistical Review Energy 2013 on page 109.

These are only examples. Please tell us if the statement represents management’s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Response:

In response to the Staff’s comment, the Company is supplementally providing the Staff with copies of the relevant pages of the supporting material together with the copy of this letter that is being transmitted by hand delivery, clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in the Prospectus.

Convertible Preferred Equity Interest in Abengoa Concessoes Brasil Holdings, page 139

39. Please disclose that Abengoa, S.A. currently holds only economic rights with respect to its Brazilian investment through ACBH and that it does not have control over ACBH.

Response:

Abengoa, S.A. currently controls ACBH. The Company has added disclosure on page 143 of the Prospectus to clarify this fact.

Management, page 168

40. Please provide the age or date of birth of each director and member of senior management if that information is required to be reported under the laws of England and Wales or otherwise has been disclosed. Refer to Item 4 of Form F-1 and Item 6.A.3 of Form 20-F.

Response:

In response to the Staff`s comment, the Company has added the disclosure on page 172 of the Prospectus.

Capital Calls, page 187

41. Please clarify the circumstances under which the directors may make a capital call.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 191 of the Prospectus.

Taxation of Dividends, page 199

42. Please disclose whether dividends will be taxable to shareholders who are not resident in the United Kingdom for tax purposes. Refer to Item 4 of Form F-1 and Item 10.E of Form 20-F.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 204 of the Prospectus.

Combined Financial Statements for the Year Ended December 31, 2013, page F-1

Notes to Financial Statements, page F-10

43. Please provide a note to the financial statements which includes all of the disclosures required by paragraphs 41 through 44 of IAS 1 and IAS 8 regarding retrospective changes in your financial statements due to changes in accounting policies, changes in accounting estimates and errors (if any), or explain to us why this is not necessary.

Response:

The Company has revised the disclosure on page F-13 of the Prospectus.

Note 2.- Significant accounting policies, page F-12

2.1 Basis of preparation, page F-12

44. We note from your disclosures here and under Note 1 – Nature of the Business that the predecessor financial statements represent the combination of carve out financial statements for the eleven assets that Abengoa intends to transfer to Abengoa Yield prior to the offering. Please explain to us in more detail how you determined these combined carve out financial statements were the most appropriate financial statements to present as the predecessor. Specifically, please tell us if each such carved out asset historically was operated separately from other assets of Abengoa. If not, please tell us whether one or more of these assets was managed and financed with similar other assets as a single operation, and if so, how you considered presenting the entire operation as the predecessor, including those similar assets that are not being contributed to Abengoa Yield. Please also tell us how you considered presenting separate financial statements for each of the assets being contributed and how you determined that combined financial statements were appropriate.

Response:

As indicated in the “Summary” section of the Prospectus, Abengoa Yield was incorporated in the United Kingdom on December 17, 2013 by Abengoa to own and operate a portfolio of renewable energy, conventional power and electric transmission assets previously owned and operated by Abengoa and its subsidiaries. Prior to the consummation of the offering, Abengoa will contribute the assets to Abengoa Yield. Consequently the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired and its financial statements are not considered sufficient to show historical financial position and operations.

In response to the Staff’s comment, the Company confirms that each of the carved-out assets to be transferred were historically operated separately from other assets of Abengoa. All the assets to be contributed have been historically under common control of Abengoa. However, each of the assets corresponds to a specific project company with individual project financing (they are ring-fenced), to be repaid with the individual project cash flows. Each of the transferred assets have also operated independently from one another, with separate management. As such, none of the assets to be transferred were managed or financed with similar other assets as a single operation. The assets will be transferred to Yieldco prior to the effectiveness of the Offering and as a result will be legally bound together after that reorganization.

Based on the above and considering that the Company is the result of a carve out of assets commonly controlled by Abengoa the Company concluded that the combined financial statements were the most appropriate manner to present the historical financial information of the predecessor. Combined financial statements simulate consolidated financial statements and enable investors to evaluate the Company on a basis similar to that on which the Company will report in the future. In contrast, separate financial statements for each of the assets being transferred will provide information on an individual basis which the Company believes will be less useful for investors buying shares of the combined group of assets.

Note 6.- Contracted concessional assets, page F-28

45. Please revise to provide all of the disclosures required by SIC Interpretation 29, Service Concession Arrangements: Disclosures, for your concession arrangements, or explain to us why this is not necessary.

Response:

The Company has revised the disclosure on pages F-14 and F-46 of the Prospectus.

Note 7.- Investments carried under the equity method, page F-29

46. Please revise to provide all of the disclosures required by IFRS 12, paragraphs 20 through 23 and B10 through B17, for your investments carried under the equity method, or explain to us why this is not necessary.

Response:

The Company has revised the disclosure on page F-30 of the Prospectus.

Appendix IV – Financial Statements of Abengoa Yield Ltd, page F-47

47. We note that you have presented financial statements for the recently organized registrant to comply with Rule 12-04(a) and 5-04(c) of Regulation S-X. Please tell us how you considered presenting audited financial statements of the recently organized registrant, or at a minimum an audited balance sheet, to comply with Rule 3-01(a) of Regulation S-X. If you believe that audited registrant financial statements may be omitted from your filing, please explain to us in detail the basis for your belief.

Response:

In response to the Staff’s comment, the Company has included the report of the Independent Registered Public Accounting firm on the financial statements of the recently organized registrant on page F-47 of the Prospectus.

Undertakings, II-1

48. Notwithstanding the fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

Response:

In response to the Staff’s comment, the Company has added the requested undertakings on page II-2 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9014.

Yours faithfully,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc:	Santiago Seage